

July 29, 2013

Via E-mail
Harvey Kesner
Chief Executive Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102

> **Re:** **Spherix Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 11, 2013**
> **File No. 000-05576**

Dear Mr. Kesner:

We have limited our review of your amended filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please state clearly the reasons for engaging in the merger with North South.

2.   Please advise where you have provided the disclosure required by Item 14(b)(10) of Schedule 14A as requested in prior comment 5.

Background, page 5

3.   Please further expand your disclosure in response to prior comment 4 to disclose the percentage of shares that will be held by existing shareholders of Spherix on a fully diluted basis upon closing of the merger. Also, please reconcile your disclosure regarding the fairness opinion that the Merger Consideration is fair to stockholders and the company with the fairness opinion referenced in section 6.5(e) of the Merger Agreement which references the value of the intellectual property being acquired. Clarify whether the fairness opinion you receive will address the value of North South

Holdings, Inc. and whether and how the fairness opinion will demonstrate that the issuance of the Merger Consideration in exchange for the shares of North South is fair to the existing shareholders of Spherix.

4. We note your statement that "upon the closing of the Merger, the shareholders of North South will hold approximately 11.6% of the outstanding Common Stock of the Company." Please revise to also indicate the amount of shares and percentage of total outstanding shares held by the North South shareholders on a converted basis with the 1,488,152 shares of Series D Preferred Stock converted.

5. We note your response to prior comment 6. Please disclose the names of your shareholders that hold shares in North South and the percentage of such shares held by those shareholders on an aggregate basis. Also, address the June 25, 2013 sale of Series E shares to North South.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via e-mail): Tara Guarneri-Ferrara, Esq.